Filed by Nuveen Georgia Dividend Advantage Municipal Fund 2
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Nuveen Georgia Dividend Advantage Municipal Fund 2
Commission File No. 811-21152
Frequently Asked Questions
Connecticut/Georgia/North Carolina State Municipal Fund Mergers
What actions did the Nuveen Closed-End Fund Board of Trustees approve?
The Fund Board approved proposals to recommend a series of mergers of single-state Nuveen municipal closed-end funds. The specific merger proposals are listed below:

Acquired Fund	Symbol	Acquiring Fund	Symbol
• Nuveen Connecticut Dividend Advantage Municipal Fund • Nuveen Connecticut Dividend Advantage Municipal Fund 2 • Nuveen Connecticut Dividend Advantage Municipal Fund 3	NFC NGK NGO	Nuveen Connecticut Premium Income Municipal Fund	NTC

• Nuveen Georgia Premium Income Municipal Fund • Nuveen Georgia Dividend Advantage Municipal Fund	NPG NZX	Nuveen Georgia Dividend Advantage Municipal Fund 2	NKG

• Nuveen North Carolina Dividend Advantage Municipal Fund • Nuveen North Carolina Dividend Advantage Municipal Fund 2 • Nuveen North Carolina Dividend Advantage Municipal Fund 3	NRB NNO NII	Nuveen North Carolina Premium Income Municipal Fund	NNC
Why has the Nuveen Closed-End Fund Board of Trustees recommended these proposals?
The acquiring and acquired funds have substantially similar investment portfolios as well as investment objectives and policies. The proposed mergers are intended to enhance the Funds’ trading appeal and lower operating expenses by creating a single, larger fund in each state. In approving the proposed mergers, the Fund Board concluded that the proposed mergers would be in the best interests of each Fund and its shareholders.
What are the proposed mergers’ potential benefits to me as a Fund common shareholder?
The proposed mergers will create a single, larger fund in each state. This is expected to offer the following benefits to fund shareholders:
1.	Lower fund expense ratio as fixed costs are spread over a larger asset base;

2.	Enhanced secondary market trading because a larger fund is expected to make it easier for investors to buy and sell fund shares;

3.	Lower trading costs through reduced bid/ask spreads due to a larger common share float;

4.	Increased fund flexibility in managing the structure and cost of its leverage over time.

NWQ	nuveen	Santa Barbara	s y m p h o n y	Tradewinds	Winslow Capital
asset management

from NUVEEN INVESTMENTS
How will MuniFund Term Preferred (MTP) shareholders be impacted by the mergers?
Upon the closing of each reorganization, acquired fund MTP shareholders will receive in exchange for each of their Fund shares one share of newly issued MTP from the acquiring fund with the substantially the same terms and par value as the shares exchanged. Both acquiring and acquired fund MTP shareholders are expected to benefit from the larger fund size and increased level of diversification.
Will Nuveen merge other state closed-end funds ?
The Nuveen Closed-End Fund Board of Trustees regularly considers various actions that may be taken to enhance the secondary market for a fund’s common shares. This may include, but is not limited to, the consideration of potential fund mergers
What actions do I need to take at this time?
You do not need to do anything at this time. More information on the proposed mergers will be contained in the proxy materials expected to be filed in the coming weeks.
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FORWARD LOOKING STATEMENTS
Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:
       o  market developments;
       o  legal and regulatory developments; and
       o  other additional risks and uncertainties.
Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.
The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this press release.
Nothing contained in this press release shall constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus relating to each proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read each such joint Proxy Statement/Prospectus carefully. After they are filed, free copies of the Proxy Statement/Prospectuses will be available on the SEC’s web site at www.sec.gov.

NWQ	nuveen	Santa Barbara	s y m p h o n y	Tradewinds	Winslow Capital
asset management

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